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April 2, 2020

Deborah Bielicke Eades Shareholder

+1 312 609 7661 deades@vedderprice.com

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street NE

Washington DC 20549

Re:	Columbia Acorn Trust (the "Registrant")
File No. 333-236972

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the "Commission") to Vedder Price P.C. on March 19, 2020, with respect to the Registrant's Registration Statement on Form N-14 filed on March 6, 2020 (the "Registration Statement") relating to the issuance of shares of beneficial interest in connection with the proposed merger of Columbia Acorn Select into Columbia Acorn Fund, each a series of the Registrant, and Columbia Acorn Emerging Markets Fund into Columbia Acorn International, each a series of the Registrant (each, a "Reorganization" and together, the "Reorganizations"). Columbia Acorn Select and Columbia Acorn Emerging Markets Fund are each referred to herein as a "Target Fund" and Columbia Acorn Fund and Columbia Acorn International are each referred to herein as an "Acquiring Fund. Each Acquiring Fund and Target Fund is referred to herein as a "Fund" and collectively as the "Funds." Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff's comments and the Registrant's responses.

1.Comment: Please carry over all applicable comments provided on the Registration Statement of Columbia Fund Series Trust II on Form N-14 filed on March 25, 2020 (File No. 333-236633).

Response: The Reorganizations are part of a series of reorganizations of the Columbia Funds and the registration statements of all transactions contain common disclosure. Registrant confirms that all applicable comments from the referenced registration statement have been carried over.

2.Comment: Please delete references to delivering the Combined Information Statement/ Prospectus by notice and access.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Mr. Mark Cowan

April 2, 2020

Response: While not necessarily agreeing with the staff's view, Registrant respectfully agrees to remove all disclosure regarding delivery by notice and access and will deliver the Combined Information Statement/Prospectus to Target Fund shareholders as discussed with the staff.

3.Comment: (Acorn Select Reorganization) On page 6 of the Combined Information Statement/Prospectus, please state that the investment objectives are the same.

Response: Registrant has made the requested change.

4.Comment: (Acorn Select Reorganization) On p. 8 of the Combined Information Statement/Prospectus in the section captioned "Comparison of Fundamental Policies," please state that that policies are the same or identify the differences.

Response: Registrant has added disclosure that the fundamental policies are substantially similar, except that the Acquiring Fund has policies with respect short sales, joint trading and investing for control while the Target Fund does not. Registrant believes that the side-by-side presentation in the chart format is a more meaningful format to illustrate immaterial differences between other policies.

5.Comment: (Acorn Emerging Markets Reorganization) On page 15 of the Combined Information Statement/Prospectus, please state that the investment objectives are the same.

Response: Registrant has made the requested change.

6.Comment: On page p. 12 of the Proxy Statement/Prospectus in the section captioned

"Comparison of Performance," please use the term "Class Inst" rather than "Institutional Class." Response: Registrant has made the requested change.

7.Comment: On p. 12 of the Information Statement/Prospectus in the section captioned "Comparison of Performance," please state that share classes with expenses that are higher than Class Inst shares will have lower performance.

Response: Registrant has made the requested change.

8.Comment: With respect to the section captioned "Board Considerations" at page 25-26:

(a)Please list any factors that the Board considered that weighed against approving the Reorganization.

(b)With respect to item 1 and 9 of the enumerated general factors on page 25, please identify the various benefits considered if not already described or delete if none.

Mr. Mark Cowan

April 2, 2020

(c)With respect to item 9 of the enumerated list and paragraph immediately following the list, please describe the Board's considerations with respect to each factor.

Response:

(a)Registrant believes that the "Board Considerations" disclose all material factors considered by the Board, which include potential benefits of the Reorganization as well as potential adverse consequences of the Reorganization, including the possibility of gains and losses in connection with a repositioning and the costs of the Reorganization. Registrant also notes that there is detailed disclosure on each of these topics elsewhere in the Combined Information Statement/Prospectus including the Q&A and the section in

Summary captioned "U.S. Federal Income Tax Consequences."

(b)Item 1 of the general factor has been deleted.

(c)The following text has been added to the paragraph following the enumerated list:

With respect to each of these factors, the Board concluded, within the context of its overall conclusions, that such factor supported the approval of the Reorganization.

9.Comment: With respect to Appendix A to Section C, please consider adding a title to the Appendix.

Response: Registrant has made the requested change.

10.Comment: With respect to the signature page, please identify the comptroller or principal accounting officer.

Response: Registrant confirms that John Kunka is Registrant's Principal Accounting Officer.

Very truly yours,

/s/ Deborah Bielicke Eades Deborah Bielicke Eades

DBE/kb

Cc: Mary C. Moynihan, Perkins Coie LLP

Gwendolyn A. Williamson, Perkins Coie LLP